Contact

www.linkedin.com/in/rob-whitten-pingthru (LinkedIn)

Top Skills

DoD

Security Clearance

Systems Engineering

Patents

Optimized shipment transfer

Rob Whitten

p!ng cofounder

Greater Boston

Summary

Cofounder of the fastest drive thru in the galaxy.

www.pingthru.com

Experience

p!ng

Co-CEO

January 2023 - Present (3 years 2 months)

www.pingthru.com

Amazon

Robotics Business Lead - Principle TPM

March 2020 - December 2022 (2 years 10 months)

North Reading, Massachusetts, United States

Business case development and oversite for various robotic applications in the air transportation and grocery networks.

- First robotic mega air hub sortation floor

Amazon Robotics

Senior Technical Program Manager

May 2017 - March 2020 (2 years 11 months)

North Reading, Massachusetts

Leading cross functional development programs of next generation robotics inside of Amazon Fulfillment Centers.

- Led autonomous manipulation demo for Jeff Bezos
- Led development and launch of Amazon's first robotic sort center
- Led development and launch of Amazon's first robotic air gateways
- Developed strategy for robotic automation of Amazon Fresh Online (AFO) sites

Morning Salute, LLC
Owner
March 2016 - September 2018 (2 years 7 months)
Waltham, MA

Morning Salute is a veteran owned and operated breakfast food truck and catering business.

Symmons Industries
Director of Design Studio
March 2015 - February 2016 (1 year)
Braintree, MA

Euro-Pro
Senior Program Manager
May 2013 - March 2015 (1 year 11 months)
Newton, MA

Manage and take ownership for all aspects of product development to include marketing, industrial design, engineering, quality, supply chain and Chinese manufacturing for the Nutri Ninja and Total Crushing franchises of the industry leading kitchen consumer products company with a strong focus on customer satisfaction. ~ $90M annual revenue

-Led the development and production release of two new 5 star products ~ $34M revenue in 2014
-Leading the development of a new kitchen system and a new nutrient extractor for release in 2015
-Created new processes for unique approach to global product reviews, simplified online program tracking tools, production release approval gate reviews and team communication standards
-Managed dozens of SKU extensions with new interfaces and configurations for various retailers

iRobot
5 years 11 months

SUGV Director
March 2012 - May 2013 (1 year 3 months)
Bedford, MA

Managed and took ownership for all aspects of the Small Unmanned Ground Vehicle (SUGV) customer interface, hardware and software development,

production, fielding and service support. Supervised 4 program managers and led 90+ member cross-functional team. ~ $40M annual revenue

-Led team through successful recon and bomb disposal robot development, qualification, Milestone C production approval and Low Rate Initial Production ~ $13M
-Created and executed plan to win a bridge contract to complete a next generation military robot after termination of the parent Brigade Combat Team Modernization contract ~ $12M
-Led the fielding and service support of three brigades of SUGVs in Afghanistan ~ SUGV was the only robotic platform successfully fielded from original Future Combat Systems $20B contract
-Created vision for a common robot chassis and collaborated with Boeing and the Army to create an Omnibus contract to upgrade and integrate payloads on a common chassis ~ $5.4M
-Sustained over 1,000 fielded systems with multiple hardware and software upgrades ~ $5M annual
-Restructured program management organization, developed better processes for all program health tracking and established simplified process for executing contract changes

Program Manager for SUGV Development
July 2007 - March 2012 (4 years 9 months)
Bedford, MA

Manage all aspects of military robot system development programs. Organize, align and facilitate program functions to meet contract objectives within cost and schedule. Communicate with customers on program status, contract negotiations, requirements, technical trades, delivery schedules and risk mitigation strategies.

-Program Manager for Small Unmanned Ground Vehicle (SUGV), Common Controller (CC) Control & Display Device (CCD) & other small projects; total annual ER&D funding $20-24M.
-Negotiated >$75M of contract value; aligned contract scope, value, funding and schedule through a rigorous change request process while maintaining full Earned Value standards.
-Led SUGV team through successful Increment 1 SUGV qualification, Milestone C approval, Low Rate Initial Production (LRIP) and fielding with training and logistics support. One brigade is currently deployed in Afghanistan and two more brigades delivered for fielding.

-Led SUGV team through successful completion of a Critical Design Review (CDR) for the Increment 1 Follow-On upgrades (CPU, software, sensors, radios, payloads, & controller).

BAE Systems

Program Manager

October 2004 - July 2007 (2 years 10 months)

Lexington, MA

Managed all aspects of select uncooled MicroIR™ military programs. Organized, aligned and facilitated program functions to meet contract objectives within cost and schedule. Communicated with customers on program status, strategic alignment, new product capability ideas, and future opportunities.

-Program Manager for Uncooled B-Kit (UBK) infrared module program for the U.S. Army.
-Proposal Manager for Digital Enhanced Night Vision Goggle (ENVG(D)) and thermal imagers on Common Remotely Operated Weapon Station (CROWS), Tank Urban Survivability Kit (TUSK) and Distributed Aperture System (DAS).
-Lead multiple Ground Combat Vehicle Situational Awareness (GVSA) initiatives including driver viewing system (Check6) thermal imager and the Close Combat Situational Awareness System (C2SAS)

US Army

Brigade Operations Officer, 1st Armored Training Brigade

October 2003 - September 2004 (1 year)

Fort Knox, KY

Responsible for planning daily operations and training activities for an organization of over 1,800 permanently assigned personnel and 4,000 students. Planned and executed projects ranging from training modernization to combat simulations. Second-in-command of an office comprised of over 35 personnel.

US Army

2 years 9 months

Company Executive Officer, 1-18 Infantry Battalion

June 2001 - January 2003 (1 year 8 months)

Schweinfurt, Germany

Second-in-command of a Bradley Fighting Vehicle equipped, 133-soldier, forward deployed unit. Responsible for coordination of logistics, training

resources and over $20M of weapons and equipment. Deployed to Kosovo for KFOR 4A.

Platoon Leader, 1-18 Infantry Battalion
May 2000 - June 2001 (1 year 2 months)
Schweinfurt, Germany

Supervised, trained and mentored 41 soldiers in a forward deployed unit. Directly accountable and responsible for combat readiness of four Bradley Fighting Vehicles and equipment valued at over $8M.

Education

United States Military Academy at West Point
BS, Systems Engineering · (1995 - 1999)

Master of Technology, Program Management · (2005 - 2007)